Exhibit 99.3

PROXY

Gorilla Technology Group Inc.

Annual General Meeting of Shareholders
July 12, 2023 at 9:00 a.m. ET

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Jayesh Chandan, or any of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of Gorilla Technology Group Inc. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 9:00 a.m. ET on July 12, 2023 and any adjournment or postponement thereof. The Annual General Meeting of Shareholders will be held virtually. In order to attend the meeting, you must register at http://viewproxy.com/gorillatech/2023/htype.asp by 11:59 p.m. ET on July 10, 2023. On the day of the Annual General Meeting of Shareholders, if you have properly registered, you may enter the meeting by clicking on the link provided and the password you received via email in your registration confirmations. Further instructions on how to attend and vote at the Annual General Meeting of Shareholders are contained in the Proxy Statement in the section titled “How can I attend and vote at the AGM?”

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

(Continued and to be marked, dated, and signed on other side)

▲ PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.▲

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Notice and Proxy Statement and Form 6-K are available at

http://viewproxy.com/gorillatech/2023

Please mark your votes like this ☒

The Board of Directors recommends that you vote FOR the following proposals:

Proposal No. 1:	Proposal No. 2:

To resolve as an ordinary resolution to approve and adopt the Gorilla Technology Group Inc. 2023 Omnibus Incentive Plan (the “2023 Plan”). FOR ☐ AGAINST ☐	To resolve as an ordinary resolution to approve the re-appointment of PricewaterhouseCoopers Taiwan (“PwC Taiwan”) as the Company’s independent registered auditor for the year ending December 31, 2023, and to authorize the Board to fix such auditor’s annual compensation.
FOR ☐ AGAINST ☐
DO NOT PRINT IN THIS AREA (Stockholder Name & Address Data)	Note: Such other business that may properly come before the meeting.

Date __________________________________________

Signature ______________________________________
Address Change/Comments: (If you noted any Address Changes and/or Comments above, please mark box.) ☐
Signature (Joint Owners) __________________________

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

▲ PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. ▲

PROXY VOTING INSTRUCTIONS

Please have your 11-digit control number ready when voting by Internet or Telephone, or when voting during the Virtual Annual Meeting.

INTERNET	TELEPHONE	MAIL
Vote Your Proxy on the Internet: Go to www.AALvote.com/GRRR	Vote Your Proxy by Phone: Call 1 (866) 804-9616	Vote Your Proxy by Mail:
Have your proxy card available when you access the above website. Follow the prompts to vote your shares.	Use any touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares.	Mark, sign, and date your proxy card, then detach it and return it in the postage-paid envelope provided.